                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 9)*


                             TRIMARK HOLDINGS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   89621J100
                                 (CUSIP Number)


                                 March 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

CUSIP No. 89621J100                   13G                     Page 2 of 5 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

          HEARTLAND ADVISORS, INC.

          #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [ ]
                                              (b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          WISCONSIN, U.S.A.

 NUMBER OF                  5.  SOLE VOTING POWER
   SHARES
BENEFICIALLY                    178,000
  OWNED BY
    EACH                    6.  SHARED VOTING POWER
 REPORTING                      None
   PERSON
    WITH
                            7. SOLE DISPOSITIVE POWER

                                578,000

                            8.  SHARED DISPOSITIVE POWER
                                None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.9%

12. TYPE OF REPORTING PERSON

          IA

CUSIP NUMBER   89621J100                                      Page 3 Of 5 Pages

Item 1.

     (a)  Name of Issuer:   Trimark Holdings, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               2644 30th Street
               Santa Monica, CA 90405

Item 2.

     (a)  Name of Person Filing:   Heartland Advisors, Inc.

     (b)  Address of Principal Business Office:

               Heartland Advisors, Inc.
               790 North Milwaukee Street
               Milwaukee, WI 53202

     (c)  Citizenship:   Heartland Advisors is a Wisconsin corporation.

     (d)  Title of Class of Securities:   Common Stock

     (e)  CUSIP Number: 89621J100

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)_____ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

  (b)_____     Bank as defined in Section 3(a)(6) of
               the Act (15 U.S.C. 78c).

  (c)_____ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

  (d)_____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)  X       An investment adviser in accordance with
     -----     (S) 240.13d-1(b)(1)(ii)(E);

  (f)_____     An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F).

  (g)_____     A parent holding company or control person in accordance with
               (S)240.13d-1(b)(ii)(G);

  (h)_____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (I)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)_____     Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to (S)240.13d-1(c), check this box   [   ].

Item 4.   Ownership.

     (a)  Amount beneficially owned:

          578,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

     (b)  Percent of Class:

               13.9%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of more than Five Percent on Behalf of Another Person.

          The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.   Notice of Dissolution of Group.

               Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     April 6, 1999

                           HEARTLAND ADVISORS, INC.

                           By:  PATRICK J. RETZER
                                Patrick J. Retzer
                                Senior Vice President